May 20, 2015

Via EDGAR

Ms. Maryse Mills-Apenteng

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Local Corporation

Preliminary Proxy Statement on Schedule 14A

Filed May 8, 2015

File No. 001-34197

Dear Ms. Mills-Apenteng:

This letter responds to the comments of the letter dated May 15, 2015 to Mr. Frederick Thiel on behalf of Local Corporation (the “Company”) received from you with respect to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s revised Preliminary Proxy Statement on Schedule 14A filed May 8, 2015 (the “Proxy Statement”). We have reproduced below in bold font each of the Staff comments set forth in the May 15, 2015 letter, together with the Company’s responses in regular font immediately following each reproduced comment. The Company’s responses in this letter correspond to the numbers you placed adjacent to your comments in the May 15, 2015 letter.

General

1. Please revise to discuss the potential consequences to the company and the stockholders in the event that Proposals 4 and 5 are not approved, such that no additional shares become available to the company for issuance.

The Company will revise Proposal 4 and Proposal 5 in accordance with the foregoing comment. A copy of the Company’s proposed revisions to Proposal 4 and Proposal 5 are attached hereto.

Proposal 4 — Resolution Authorizing the Board of Directors to Amend the Company’s Certificate of Incorporation to Implement a Reverse Split of the Company’s Common Stock at a Ratio of 1-for-6 at any Time Prior to December 31, 2016, page 44

2. You have presented multiple matters to be voted upon under a single proposal. Proposal 4 combines two separate matters to be voted upon: (1) the reverse stock split and (2) the decrease in authorized shares in an amount contingent upon the approval of Proposal 5. Exchange Act Rules 14A-4(a)(3) and 14a-4(b)(1) require that you identify clearly each separate matter intended to be acted upon and provide an opportunity to vote on each separate matter presented. Please revise your proxy statement and form of proxy to present each matter as a separate proposal. To the extent your proposal to reduce the number of authorized shares of common stock is contingent upon Proposal 5 you should clearly disclose this both in your discussion of the proposal and on the proxy card.

The Company will revise Proposal 4 in accordance with the foregoing comment to remove all references to a reverse split in the authorized shares altogether. A copy of the Company’s proposed revisions to proposal 4 is attached hereto.

Proposal 5 — Approval of Amendment to Certificate of Incorporation to Increase the Total Number of Authorized Shares and Total Number of Authorized Shares of Common Stock, page 50

3. We note your disclosure that you do not have any agreements, arrangements or understandings at this time with respect to any specific acquisition for which the newly authorized shares would be issued. Please tell us whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any other purpose. If not, please revise to include a clear statement to this effect in your proxy statement.

The Company will revise Proposal 5 in accordance with the foregoing comment. A copy of the Company’s proposed revisions to proposal 5 is attached hereto.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (949) 341-5302 if you should have any follow-up questions or comments.

Sincerely,

/s/ Scott Reinke

Scott Reinke

CLO of Local Corporation

C:	Fred Thiel, CEO of Local Corporation

Kenneth Cragun, CFO of Local Corporation

Additions in Bold Underline and Deletions in ~~Bold Strikethrough~~

PROPOSAL 4 – RESOLUTION AUTHORIZING THE BOARD OF DIRECTORS TO

AMEND THE COMPANY’S CERTIFICATE OF INCORPORATION TO IMPLEMENT

A REVERSE SPLIT OF THE COMPANY’S COMMON STOCK AT A RATIO OF 1-

FOR-6 AT ANY TIME PRIOR TO

DECEMBER 31, 2016

General

Our Board of Directors has approved and is seeking stockholder approval of a resolution to authorize the Board of Directors, in its sole and absolute discretion without further action of the stockholders, to amend the Company’s Certificate of Incorporation to implement a reverse stock split of the Company’s Common Stock at a ratio of 1-for-6 at any time prior to December 31, 2016 (the “Reverse Split”). The form of the proposed Amendment to our Certificate of Incorporation (the “Amendment”) to effect the Reverse Split is attached to this proxy statement as Appendix A; provided, however, that the text set forth in Appendix A is subject to amendment to include such changes as may be required by the office of the Secretary of State of the State of Delaware and as our Board deems necessary and advisable to effect the Reverse Split. If the Reverse Split is authorized by the stockholders and following such authorization our Board determines that the Reverse Split is in the best interest of the Company and its stockholders, our Certificate of Incorporation would be amended accordingly.

If our stockholders approve this proposal, our Board of Directors will have the authority, but not the obligation, in their sole and absolute discretion, and without further action on the part of the stockholders, to effect the approved Reverse Split by filing the Amendment with the Delaware Secretary of State. If the Amendment has not been filed with the Delaware Secretary of State by the close of business on December 31, 2016, our Board of Directors will abandon the Amendment constituting the Reverse Split.

The reason we want to effect the Reverse Split is to increase the market price per share of our Common Stock in order to maintain the listing of our Common Stock on the NASDAQ Capital Market. See “Reasons for the Reverse Split.” We believe that maintaining the listing of our Common Stock on the NASDAQ Capital Market is in the best interests of our stockholders.

If the Reverse Split is implemented, the Amendment would not reduce the authorized number of shares of our Common Stock. ~~in proportion to the Reverse Split.~~ As such, regardless of whether or not Proposal 5 (which seeks approval for an increase in the number of authorized shares of Common Stock of the Company) is approved by our stockholders, if the Reverse Split is effected, the Reverse Split will reduce the number of issued and outstanding shares of our Common Stock and, therefore, make available more authorized shares of our Common Stock for future issuances. Such increase in the number of authorized shares of our Common Stock available for future issuances, would, among other things:

•

Allow the Company to fulfill its obligations pursuant to the terms of the Series A and Series B Convertible Notes and Warrants issued on March 12, 2015. On March 9, 2015, the Company entered into a Securities Purchase Agreement relating to the sale and issuance of Senior Convertible Notes, comprising $4.57 million aggregate principal amount of 8% Senior Convertible Notes (“Series A Notes”) maturing in April 2018 and initially convertible at $0.5534 per share, and $4.75 million aggregate principal amount of 10% Partially Liquidating Debentures (“Series B Notes”) maturing August 2016, initially convertible at $0.7090 per share. Note that conversion prices are subject to adjustment. Both transactions included issuance of five-year warrants with 50% coverage with an exercise price at market price, defined as the preceding 5 day volume weighted average price. In connection with the foregoing transactions, we agreed to reserve for issuance 150% of the total shares of Common Stock that the Series A Notes, Series B Notes and warrants are convertible into, along with the interest payable pursuant to the Series A Notes and Series B Notes. If we undertake the Reverse Split, we would increase the number of available shares for issuance, which will allow us to fulfill our obligations to our Series A and Series B Note holders, regardless of whether or not Proposal 5 (which seeks approval for an increase in the number of authorized shares of Common Stock of the Company) is approved by our stockholders.

•

Allow the Company the flexibility of using Common Stock to raise capital and/or as consideration in acquiring other businesses or establishing strategic relationships with other companies. The Company is continuously seeking opportunities to add more expertise and proprietary products and services to further enhance its core capabilities through additional acquisitions of businesses or establishing strategic relationships with other companies. Such acquisitions or strategic relationships may be effected using shares of Common Stock or other securities convertible into Common Stock and/or by using capital that may need to be raised by selling such securities. The reservation of shares in accordance with the Series A Notes, Series B Notes, and warrants, leaves a very small number of available authorized shares of Common Stock for issuance and severely constrains the Company’s ability to effect acquisitions of businesses using shares of its Common Stock or issuing shares to raise capital to fund such acquisitions or for other purposes. The Company does not have any agreement, arrangement or understanding at this time with respect to any specific acquisition for which the authorized shares would be issued or for any other purpose.

•

Allow the Company to provide equity incentive compensation to its employees, including those of newly acquired businesses. The Board believes that it is critical to incentivize its officers and employees to increase the Company’s revenues and profitability, and as a result, the Company’s market value, through equity incentive awards. The Company’s growth strategy requires that these incentives be provided to new employees of acquired businesses, to new hires to upgrade key areas of the Company’s operations, and to existing employees that are being asked to increase their and the Company’s level of performance. If we undertake the Reverse Split, we would have additional shares of authorized Common Stock that could be used to provide such equity incentives, which the Board believes is important to the Company’s ability to achieve its growth strategy, regardless of whether or not Proposal 5 is approved.

Except for any changes as a result of the treatment of fractional shares, each stockholder will hold the same percentage of Common Stock outstanding immediately after the Reverse Split as such stockholder held immediately prior to the Reverse Split.

Reasons for the Reverse Split

The reason we want to effect the Reverse Split is to increase the market price per share of our Common Stock. Our Common Stock has been traded on what is now known as the NASDAQ Capital Market since 2006. One of the requirements for continued listing on the NASDAQ Capital Market is that shares retain a $1.00 minimum closing bid price. The price of our Common Stock has not been above $1.00 per share since January 9, 2015. On February 25, 2015, we received a deficiency letter from The NASDAQ Stock Market LLC (“NASDAQ”) indicating that, based on the closing bid price for our Common Stock for the last 30 consecutive business days, we do not comply with the minimum bid price requirement of $1.00 per share, as set forth in NASDAQ Listing Rule 5550(a)(2). The notification has no immediate effect on the listing of our Common Stock on The NASDAQ Capital Market. In accordance with NASDAQ Listing Rule 5810(c)(3)(A), we have a grace period of 180 calendar days, or until August 24, 2015, to regain compliance with the minimum closing bid price requirement for continued listing. In order to regain compliance, the minimum closing bid price per share of our Common Stock must be at least $1.00 for a minimum of ten consecutive business days. In the event we do not regain compliance by August 24, 2015, the Company may be afforded an additional 180-day compliance period, provided it demonstrates that it meets all other applicable standards for initial listing on The NASDAQ Capital Market (except the bid price requirement), and provides written notice of its intention to cure the minimum bid price deficiency during the second grace period, by effecting a reverse stock split, if necessary.

If we fail to regain compliance after the second grace period, our stock will be subject to delisting by NASDAQ. Notwithstanding the grace periods provided by the rules of the Nasdaq Capital Market, the Securities Purchase Agreement with the purchasers of the Notes requires that we call and hold a meeting of our stockholders to obtain stockholder approval for a reverse split of our Common Stock at a ratio up to 6 for 1 by June 30, 2015, as we are doing pursuant to this Proposal 4. Under the Notes, our failure to list our Common Stock on a major stock exchange would increase the interest rate on the Notes to 18.00%.

We believe that maintaining the listing of our Common Stock on the NASDAQ Capital Market is in the best interests of the Company and our stockholders. Listing on the NASDAQ Capital Market increases the liquidity of the Company Common Stock and may minimize the spread between the “bid” and “ask” prices quoted by market makers. Further, maintaining our NASDAQ Capital Market listing may enhance our access to capital that is necessary to fund our operations. A delisting from the NASDAQ Capital Market will also make us ineligible to use Securities and Exchange Commission (“SEC”) Form S-3 to register the sale of shares of our Common Stock in a limited primary offering or to register the resale of our securities held by certain of our security holders in a secondary offering with the SEC, thereby making it more difficult and expensive for us to register our Common Stock or other securities and raise additional capital. Finally, a delisting from the NASDAQ Capital Market could potentially place us in default under our Notes.

Form S-3 generally allows the registration statement to be continuously updated through the incorporation by reference of our periodic SEC filings. If we are ineligible to use Form S-3, we will need to file future registration statements on some other permitted Form, which may not permit incorporation by reference of the information in our periodic SEC filings. Maintaining the effectiveness of such registration statements and keeping the information contained therein current and up to date will become difficult, time-consuming and expensive. We would also incur additional costs under state blue-sky laws to sell equity if we are de-listed.

We also believe that the increased market price of our Common Stock expected as a result of implementing the Reverse Split will improve the marketability and liquidity of our Common Stock and will encourage interest and trading in our Common Stock. Because of the trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Some of those policies and practices may function to make the processing of trades in low-priced stocks economically unattractive to brokers. Additionally, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, the current average price per share of our Common Stock can result in individual stockholders paying transaction costs representing a higher percentage of their total stock value than would be the case if the stock price were substantially higher. It should be noted, however, that the liquidity of our Common Stock may in fact be adversely affected by the proposed Reverse Split given the reduced number of shares that would be outstanding after the Reverse Split.

For the above reasons, we believe that having the ability to effect the Reverse Split will help us regain and maintain compliance with the NASDAQ listing requirements, could improve the marketability and liquidity of our Common Stock, would allow us to remain in compliance with the terms of our Notes, and may allow us to continue to use Form S-3 for the registration of the sale of our stock (provided that all other eligibility requirements are met), and is therefore in the best interests of the Company and our stockholders.

However, we cannot assure you that the Reverse Split, if implemented, will have the desired effect of proportionately raising our Common Stock price over the long term, or at all. The effect of a reverse split upon the market price of our Common Stock cannot be predicted with any certainty, and the history of similar stock splits for companies in similar circumstances to the Company is varied. Accordingly, we cannot assure you that we will be able to maintain our NASDAQ listing after the Reverse Split is effected or that the market price per share after the Reverse Split will exceed or remain in excess of the $1.00 minimum bid price for a sustained period of time. The market price of our Common Stock may vary based on other factors that are unrelated to the number of shares outstanding, including our future performance. We also cannot assure you that our Common Stock will not be de-listed due to a failure to meet other continued listing requirements even if after the Reverse Split the market price per share of our Common Stock remains in excess of $1.00.

Board Discretion to Implement the Reverse Split

If the Reverse Split is approved by our stockholders, it will be effected, if at all, only upon a determination by our Board of Directors that a Reverse Split is in the best interests of our stockholders. Notwithstanding approval of the Reverse Split by our stockholders, our Board of Directors may, in its sole discretion, abandon the proposed amendment related to the Reverse Split and determine prior to the effectiveness of any filing with the Secretary of State of the State of Delaware not to effect the Reverse Split prior to December 31, 2016, as permitted under Section 242(c) of the Delaware General Corporation Law. If the Board fails to implement any of the amendments prior to December 31, 2016, stockholder approval again would be required prior to implementing any subsequent reverse stock split.

Effects of the Reverse Split

Except for adjustments that may result from the treatment of fractional shares as described below, each stockholder will hold the same percentage of our outstanding Common Stock immediately following the Reverse Split as that stockholder held immediately prior to the Reverse Split. On March 31, 2015, we had 23,306,184 shares of our Common Stock outstanding ~~and 41,693,816 shares of Common Stock that were authorized but unissued~~. As of March 31, 2015, our Board of Directors has reserved for possible future issuance approximately 27,893,026 shares of Common Stock for issuance upon the conversion of the Series A and Series B Notes, exercise of outstanding options, warrants, and rights, and 1,152,091 shares of Common Stock for issuance for future grants under our 2011 Omnibus Incentive Plan, as amended. All of these share numbers will be adjusted in the ratio of the Reverse Split. Additionally, the conversion price of the Series A Notes and Series B Notes and the exercise price of the 7,758,091Warrants outstanding from the 2015 Notes transaction will be further reduced following the Reverse Split to the price on the 20th trading day immediately following such Reverse Split if such price is lower than the price to which it is adjusted effective upon the effectiveness of the Reverse Split.

After the effective date of the proposed Reverse Split, each stockholder will own a reduced number of shares of our Common Stock. For example, every 6 shares of our Common Stock that a stockholder owns will be combined and converted into a single share of our Common Stock. We estimate that following the Reverse Split we would have approximately the same number of stockholders. Except for any changes as a result of the treatment of fractional shares, the completion of the Reverse Split alone would not affect any stockholder’s proportionate equity interest in the Company. By way of example, a stockholder who owns a number of shares that, prior to the Reverse Split, represented 1% of our outstanding Common Stock would continue to own 1% of our outstanding Common Stock after the Reverse Split. The Reverse Split will not reduce your ownership interest except as a result of the treatment of fractional shares, as specified below. The Reverse Split may, however, increase the number of stockholders of the Company who own “odd lots” of less than 100 shares of our Common Stock. Brokerage commissions and other costs of transactions in odd lots are generally higher than the costs of transactions of more than 100 shares of Common Stock.

Because the Reverse Split will result in a reduction in the number of outstanding shares of our Common Stock, the Reverse Split will be accompanied by a corresponding decrease in the total number of issued shares of our Common Stock ~~and a corresponding reduction in the number of shares of Common Stock that our Board of Directors is authorized to issue under our Certificate of Incorporation. The actual number of authorized shares after giving effect to the Reverse Stock Split, if implemented, will depend on whether the Authorized Shares Increase (proposal 5) is approved. The reduction in the number of authorized shares would be effected by the filing of the Amendment, as discussed above. Should the proposal to increase our authorized shares of Common Stock be approved, our authorized shares of Common Stock would be reduced from 200,000,000 prior to the Reverse Split, to 33,333,333 subsequent to the reverse split. Should the proposal to increase our authorized shares of Common Stock not be approved, our authorized shares of stock would be reduced from 65,000,000 prior to the Reverse Split to 10,833,333 subsequent to the Reverse Split.~~

The Amendment will not affect the number of shares of authorized shares of Common Stock or preferred stock which the Company may issue, which shall remain at 65,000,000 shares and 10,000,000 shares, respectively. There are no shares of preferred stock outstanding.

As of March 31, 2015, we had a total of 23,306,184 shares of Common Stock outstanding. The Reverse Split would reduce the number of shares of Common Stock outstanding to 3,884,364, an 83 percent decrease. The approximate number of shares of Common Stock that would remain authorized but unissued following the Reverse Split, excluding the Authorized Shares Increase Proposal (Proposal 5), would be 61,115,636 ~~and the number of authorized but unissued shares of Common Stock would be 6,948,969~~.

The potential consequences to the Company and stockholders in the event that the Reverse Split is not approved include:

•

We will not be able to effect the Reverse Split to increase the market price per share of our Common Stock and thereby seek to maintain a $1.00 minimum closing bid price for a minimum of ten consecutive business days, which we hope would in turn allow us to regain compliance with NASADAQ Listing Rule 5550(a)(2). If we fail to regain compliance, our Common Stock will be subject to delisting by NASDAQ. Notwithstanding the grace periods provided by the rules of the Nasdaq Capital Market, the Securities Purchase Agreement with the purchasers of the Notes requires that we call and hold a meeting of our stockholders to obtain stockholder approval for a reverse split of our Common Stock at a ratio up to 6 for 1 by June 30, 2015, as we are doing pursuant to this Proposal 4. Under the Notes, our failure to list our Common Stock on a major stock exchange would constitute an Event of Default. In an Event of Default, the holders of the Notes could require the Notes to be redeemed. Additionally, during an Event of Default, the interest rate on the Notes would increase to 18.00%. Furthermore, due to the cross-default provisions of our senior lending facility with FastPay Partners, LLC, an Event of Default under the Notes would also cause an Event of Default under the FastPay agreement, allowing FastPay to similarly terminate their Agreement with us and require us to repurchase all of our accounts receivable previously sold to them;

•

In the event that Proposal 5 is also not approved, we will not be able to fulfill our obligations pursuant to the terms of the Series A Notes and Series B Notes and related warrants, pursuant to which we agreed to reserve for issuance 150% of the total shares of Common Stock that the Series A Notes, Series B Notes and warrants are convertible into, along with the interest payable pursuant to the Series A Notes and Series B Notes. As a result, we will be required to call a meeting of our stockholders seeking approval of such an increase every sixty days that the Notes are outstanding. Additionally, if there are not a sufficient number of authorized shares available for issuance upon conversion of the Notes and exercise of the Warrants upon receipt of a conversion or exercise notice, then, in certain circumstances, the Company will be required to pay an amount in cash to such Note holder or Warrant holder in lieu of issuing shares;

•

In the event that Proposal 5 is also not approved and the number of shares of Common Stock into which the Notes and Warrants is significantly increased in accordance the terms of the Notes and Warrants, if we are unable to fulfill our obligations with respect to the conversion of the Notes into shares of Common Stock then that would constitute an Event of Default under the Notes. In an Event of Default, the holders of the Notes could require the Notes to be redeemed. Additionally, during an Event of Default, the interest rate on the Notes would increase to 18.00%. Furthermore, due to the cross-default provisions of our senior lending facility with FastPay Partners, LLC, an Event of Default under the Notes would also cause an Event of Default under the FastPay agreement, allowing FastPay to similarly terminate their Agreement with us and require us to repurchase all of our accounts receivable previously sold to them; and

•	Any of the foregoing events could materially and negatively impact the value of our Common Stock and cause our stockholders to lose some or all of their investment.

Treatment of Fractional Shares

No fractional shares of Common Stock will be issued as a result of the Reverse Split. Instead, stockholders who otherwise would be entitled to receive a fractional share of Common Stock as a consequence of the Reverse Split, upon surrender to the exchange agent of the certificates representing such fractional shares, will be entitled to receive cash in an amount equal to the product obtained by multiplying (i) the closing sale price of our Common Stock on the business day immediately preceding the effective date of the Reverse Split as reported on the NASDAQ Capital Market by (ii) the number of shares of our Common Stock held by the stockholder that would otherwise have been exchanged for the fractional share interest.

Effect of the Reverse Stock Split on Convertible Notes, Warrants, Options and Restricted Stock Units

The number of shares of Common Stock subject to our outstanding Series A Notes, Series B Notes, Warrants, options and restricted stock units will automatically be reduced in the same ratio as the Reverse Split. The per share conversion price of those Series A Notes and Series B Notes and the exercise price of such Warrants and options, will also be increased in direct proportion to the Reverse Split ratio, so that the aggregate dollar amount payable for the purchase of the stock subject to the options and warrants will remain unchanged. For example, assume that an option holder has options to purchase 600 shares at an exercise price of $0.60 per share. When the Reverse Split is effected, the number of shares subject to that option would be reduced to 100 shares and the exercise price would be proportionately increased to $3.60 per share. In connection with the Reverse Split, the number of shares of Common Stock issuable upon exercise or conversion of outstanding stock options, restricted stock units and warrants will be rounded to the nearest whole share and no cash payment will be made in respect of such rounding. In addition, the proposed Reverse Split will reduce the number of shares of Common Stock available for future issuances under our 2011 Omnibus Incentive Plan, as amended, in proportion to the 1-for-6 Reverse Split ratio. In connection with the Reverse Split, in addition to the adjustments noted above, the conversion price of the Series A Notes and Series B Notes and the exercise price of the 7,758,091Warrants outstanding from the 2015 Notes transaction will be further reduced following the Reverse Split to the price on the 20th trading day immediately following such Reverse Split if such price is lower than the price to which it is adjusted effective upon the effectiveness of the Reverse Split. For example, if the exercise price of a warrant from the 2015 Notes transaction was adjusted to $3.60 per share upon the effectiveness of the Reverse Split, but on the 20th trading day immediately following such Reverse Split the closing market price of our Common Stock was $3.00, then the exercise price of such Warrant would be adjusted to $3.00.

Exchange of Stock Certificates

The combination of, and reduction in, the number of shares of our outstanding Common Stock as a result of the Reverse Split will occur automatically on the date that the selected amendments to our Certificate of Incorporation effectuating the Reverse Split are filed with the Secretary of State of the State of Delaware (referred to as the effective date), without any action on the part of our stockholders and without regard to the date that stock certificates representing the stock prior to the Reverse Split are physically surrendered for new stock certificates.

As soon as practicable after the effective date, transmittal forms will be mailed to each holder of record of certificates for our Common Stock to be used in forwarding such certificates for surrender and exchange for certificates representing the number of shares of our Common Stock such stockholder is entitled to receive as a result of the Reverse Split. Our transfer agent will act as exchange agent for purposes of implementing the exchange of the stock certificates. The transmittal forms will be accompanied by instructions specifying other details of the exchange. Upon receipt of the transmittal form, each stockholder should surrender the certificates representing our Common Stock prior to the Reverse Split in accordance with the applicable instructions. Each holder who surrenders certificates will receive new certificates representing the whole number of shares of our Common Stock that he or she holds as a result of the Reverse Split. No new certificates will be issued to a stockholder until the stockholder has surrendered such stockholder’s outstanding certificate(s) together with the properly completed and executed transmittal form to the exchange agent. Stockholders should not destroy any stock certificates and should not submit their stock certificates until they receive a transmittal form from our transfer agent.

Accounting Consequences

The proposed amendments to our Certificate of Incorporation will not affect the par value of our Common Stock per share, which will remain at $0.00001. As a result, as of the effective time of the Reverse Split, the stated capital attributable to Common Stock on our balance sheet will be reduced proportionately based on the reverse stock split ratio (including a retroactive adjustment of prior periods), and the additional paid-in capital account will be credited with the amount by which the stated capital is reduced. Reported per share net income or loss will be higher because there will be fewer shares of Common Stock outstanding.

No Appraisal Rights

Under the Delaware General Corporation Law, our stockholders are not entitled to appraisal rights with respect to our proposed amendments to Certificate of Incorporation to effect the Reverse Split, and we will not independently provide our stockholders with any such rights.

No Going Private Transaction

Notwithstanding the decrease in the number of outstanding shares following the proposed Reverse Split, the Board of Directors does not intend for this transaction to be the first step in a “going private transaction” within the meaning of Rule 13e-3 of the Securities Exchange Act of 1934, and the proposed Reverse Split will not cause the Company to go private.

Certain Material U.S. Federal Income Tax Consequences of the Reverse Split

The following is a summary of certain material U.S. federal income tax consequences of the Reverse Split to holders of our Common Stock. It addresses only stockholders who hold the pre-reverse split Common Stock and post-reverse split Common Stock as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This discussion does not purport to be a complete discussion of all of the possible federal income tax consequences of the Reverse Split and does not account for or consider the federal income tax consequences to stockholders in light of their individual investment circumstances or to stockholders subject to special treatment under the federal income tax laws, including but not limited to:

•	banks, financial institutions, thrifts, mutual funds or trusts;

•	tax-exempt organizations;

•	insurance companies;

•	dealers in securities or foreign currency;

•	real estate investment trusts, personal holding companies or regulated investment companies;

•	foreign or United States expatriate stockholders;

•	stockholders who are not “United States persons,” as defined in Section 7701 of the Code;

•	controlled foreign corporations;

•	stockholders with a functional currency other than the U.S. dollar;

•	stockholders who hold the pre-reverse split Common Stock as part of a straddle, hedge, constructive sale, conversion transaction, or other integrated investment;

•	stockholders who hold the pre-reverse split Common Stock as “qualified small business stock” within the meaning of Section 1202 of the Code;

•	common trusts;

•	traders, brokers, or dealers in securities who elect to apply a mark-to-market method of accounting;

•	partnerships or other pass-through entities or investors in such entities;

•	stockholders who are subject to the alternative minimum tax provisions of the Code;

•	stockholders who acquired their pre-reverse split Common Stock pursuant to the exercise of employee stock options, through a tax-qualified retirement plan, or otherwise as compensation; or

•	holders of warrants or stock options.

This summary is based upon the Code, existing and proposed U.S. Treasury regulations promulgated thereunder, legislative history, judicial decisions, and current administrative rulings and practices, all as in effect on the date hereof and all of which are subject to differing interpretations. Any of these authorities could be repealed, overruled, or modified at any time. Any such change could be retroactive and, accordingly, could cause the tax consequences of the Reverse Split to vary substantially from the consequences described herein. Further, no ruling from the Internal Revenue Service (the “IRS”) or opinion of legal or tax counsel will be obtained with respect to the matters discussed herein, and there is no assurance or guarantee that the IRS would agree with the conclusions set forth in this summary. This information is not intended as tax advice to any person and may not be relied upon to avoid penalties.

STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE REVERSE SPLIT, INCLUDING THE APPLICABILITY OF ANY STATE, LOCAL, GIFT, OR FOREIGN TAX LAWS, CHANGES IN APPLICABLE TAX LAWS, AND ANY PENDING OR PROPOSED LEGISLATION OR AUTHORITY.

The Reverse Split is intended to constitute a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code. Certain filings with the IRS must be made by the Company and certain “significant holders” of our Common Stock in order for the Reverse Split to qualify as a recapitalization.

Assuming the Reverse Split qualifies as a recapitalization, a holder of our Common Stock generally will not recognize gain or loss on the Reverse Split, except to the extent of cash, if any, received in lieu of a fractional share interest in the post-reverse split Common Stock. A stockholder who receives cash in lieu of a fractional share interest in the post-reverse split Common Stock generally will recognize gain or loss equal to the difference, if any, between the cash received and the portion of the tax basis of the pre-reverse split Common Stock allocated to the fractional share interest. Subject to the limitations above and assuming the holder of our Common Stock holds such stock as a “capital asset” within the meaning of Section 1221 of the Code, such gain or loss will be long-term capital gain or loss if the pre-reverse split Common Stock were held for more than one year by the stockholder at the time of the Reverse Split. The aggregate tax basis of the post-reverse split Common Stock received in the Reverse Split will be equal to the aggregate tax basis of the pre-reverse split Common Stock exchanged therefore (excluding any portion of the stockholder’s tax basis allocated to fractional share interests). The holding period of the post-reverse split Common Stock received in the Reverse Split will include the holding period of the pre-reverse split Common Stock exchanged.

Assuming the Reverse Split qualifies as a recapitalization, no gain or loss will be recognized by the Company as a result of the Reverse Split.

The foregoing discussion is intended only as a summary of certain U.S. federal income tax consequences of the Reverse Split and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences of the Reverse Split.

REQUIRED VOTE

Under Delaware law and our Certificate of Incorporation, the affirmative written consent of holders of a majority of the shares of Common Stock outstanding as of the Record Date is required to approve the Reverse Stock Split.

THE COMPANY’S BOARD RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” APPROVAL OF THE AMENDMENT OF THE COMPANY’S CERTIFICATE OF INCORPORATION TO IMPLEMENT A REVERSE SPLIT OF THE COMPANY’S COMMON STOCK AT A RATIO OF 1-FOR-6 AT ANY TIME PRIOR TO DECEMBER 31, 2016.

PROPOSAL 5 – APPROVAL OF AMENDMENT TO CERTIFICATE OF

INCORPORATION TO INCREASE THE TOTAL NUMBER OF NUMBER OF

AUTHORIZED SHARES AND TOTAL NUMBER OF AUTHORIZED SHARES OF

COMMON STOCK

General

Our Board has adopted, subject to stockholder approval, an amendment to our Certificate of Incorporation, attached as Appendix B, to increase the authorized number of shares of capital stock of the Company from 75,000,000 shares to 210,000,000 shares, consisting of an additional 135,000,000 shares of authorized Common Stock for a total of 200,000,000 shares of Common Stock and 10,000,0000 shares of Preferred Stock, $0.00001 par value per share, authorized for issuance (the “Authorized Shares Amendment”).

As of May 7, 2015, the Company had 24,314,051 shares of Common Stock issued and outstanding, and convertible notes, options and warrants to acquire an aggregate of 27,614,021 shares of Common Stock. This represents an aggregate of 40,685,949 shares of Common Stock issued and reserved for issuance under outstanding convertible notes, option awards and warrants, which represents approximately 63% of the total 65,000,000 shares of currently authorized Common Stock. Upon approval of proposal 5, the amount reserved and outstanding will equal 44,045,569 as of May 7, 2015.

The Board believes the Amendment is necessary and prudent in order to allow the Company to issue additional shares of Common Stock for the purposes described below, and for any other lawful purpose.

Purpose and Effect of the Amendment

The proposed increase in the number of authorized shares of the Common Stock is deemed advisable by the Board in order to, among other purposes:

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Allow the Company to fulfill its obligations pursuant to the terms of the Series A and Series B Convertible Notes and Warrants issued on March 12, 2015. On March 9, 2015, the Company entered into a Securities Purchase Agreement relating to the sale and issuance of Senior Convertible Notes, comprising $4.57 million aggregate principal amount of 8% Senior Convertible Notes (“Series A Notes”) maturing in April 2018 and initially convertible at $0.5534 per share, and $4.75 million aggregate principal amount of 10% Partially Liquidating Debentures (“Series B Notes”) maturing August 2016, initially convertible at $0.7090 per share. Note that conversion prices are subject to adjustment. Both transactions included issuance of five-year warrants with 50% coverage with an exercise price at market price, defined as the preceding 5 day volume weighted average price. In connection with the foregoing transactions, we agreed to reserve for issuance 150% of the total shares of Common Stock that the Series A Notes, Series B Notes and warrants are convertible into, along with the interest payable pursuant to the Series A Notes and Series B Notes. Increasing the number of available shares will allow us to fulfill our obligations to our Series A and Series B Note holders.

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Allow the Company the flexibility of using Common Stock to raise capital and/or as consideration in acquiring other businesses or establishing strategic relationships with other companies. The Company is continuously seeking opportunities to add more expertise and proprietary products and services to further enhance its core capabilities through additional acquisitions of businesses or establishing strategic relationships with other companies. Such acquisitions or strategic relationships may be effected using shares of Common Stock or other securities convertible into Common Stock and/or by using capital that may need to be raised by selling such securities. The reservation of shares in accordance with the Series A Notes, Series B Notes, and warrants, leaves a very small number of available authorized shares of Common Stock for issuance and severely constrains the Company’s ability to effect acquisitions of businesses using shares of its Common Stock or issuing shares to raise capital to fund such acquisitions or for other purposes. The Company does not have any agreement, arrangement or understanding at this time with respect to any specific acquisition for which the authorized shares would be issued or for any other purpose.

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Allow the Company to provide equity incentive compensation to its employees, including those of newly acquired businesses. The Board believes that it is critical to incentivize its officers and employees to increase the Company’s revenues and profitability, and as a result, the Company’s market value, through equity incentive awards. The Company’s growth strategy requires that these incentives be provided to new employees of acquired businesses, to new hires to upgrade key areas of the Company’s operations, and to existing employees that are being asked to increase their and the Company’s level of performance. The Board believes that the Company’s ability to achieve its growth strategy will be impaired without additional shares of authorized Common Stock that could be used to provide such equity incentives.

If the Amendment is approved, the additional authorized but unissued shares of the Common Stock may generally be issued from time to time for such proper corporate purposes as may be determined by the Board, without further action or authorization by the stockholders, except for some limited circumstances where stockholder approval is required by law or the listing standards of the Nasdaq Capital Market. If the Amendment is approved, the Board will initially establish a total reserve of at least 37,942,389 shares of Common Stock in order to fulfill its obligation with respect to the reservation for issuance of at least 150% of the total shares of Common Stock issuable upon conversion and/or exercise of the Series A Notes, Series B Notes and interest payable thereunder and the Warrants. The reservation of 34,582,769 shares of Common Stock will be undertaken regardless of whether or not Proposal 5 is approved by our stockholders.

The possible future issuance of shares of equity securities consisting of Common Stock or securities convertible into Common Stock, such as the issuance of any convertible notes, warrants, stock options or stock appreciation rights, could affect the current stockholders of the Company in a number of ways, including the following:

•	diluting the voting power of the current holders of Common Stock;

•	diluting the market price of the Common Stock, to the extent that the shares of Common Stock are issued and sold at prices below current trading prices of the Common Stock, or if the issuance consists of equity securities convertible into Common Stock, to the extent that the securities provide for the conversion into Common Stock at prices that could be below current trading prices of the Common Stock, such as in the case of the Series A Notes and Series B Notes;

•	diluting the earnings per share and book value per share of the outstanding shares of Common Stock; and

•	making the payment of dividends on Common Stock potentially more expensive.

The increase in authorized shares of Common Stock may have an incidental anti-takeover effect, although that is not the intention of this proposal. Additional shares could be used to dilute the stock ownership of parties seeking to obtain control of the Company, and the increase in authorized shares discourages the possibility of, or renders more difficult, certain mergers, tender offers or proxy contests. For example, without further stockholder approval, the Board could sell shares of the Common Stock in a private transaction to purchasers who would oppose a takeover, thereby potentially preventing a transaction favored by a majority of independent stockholders under which stockholders would have received a premium for their shares over then-current market prices. This proposal to increase the authorized number of shares of Common Stock has been prompted by business and financial considerations, and not by the threat of any hostile takeover attempt (nor are we currently aware of any such attempts directed at us). However, you should be aware that approval of this proposal could facilitate future efforts to prevent changes in control of the Board, including transactions in which you might otherwise receive a premium for your shares over then current market prices.

The potential consequences to the Company and stockholders in the event that the increase is authorized shares is not approved include:

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In the event that Proposal 4 is also not approved, we will not be able to fulfill our obligations pursuant to the terms of the Series A Notes and Series B Notes and related warrants, pursuant to which we agreed to reserve for issuance 150% of the total shares of Common Stock that the Series A Notes, Series B Notes and warrants are convertible into, along with the interest payable pursuant to the Series A Notes and Series B Notes. As a result, we will be required to call a meeting of our stockholders seeking approval of such an increase every sixty days that the Notes are outstanding. Additionally, if there are not a sufficient number of authorized shares available for issuance upon conversion of the Notes and exercise of the Warrants upon receipt of a conversion or exercise notice, then, in some circumstances, the Company will be required to pay an amount in cash to such Note holder or Warrant holder in lieu of issuing shares;

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In the event that Proposal 4 is also not approved and the number of shares of Common Stock into which the Notes and Warrants is significantly increased in accordance the terms of the Notes, if we are unable to fulfill our obligations with respect to the conversion of the Notes into shares of Common Stock then that would constitute an Event of Default under the Notes. In an Event of Default, the holders of the Notes could require the Notes to be redeemed. Additionally, during an Event of Default, the interest rate on the Notes would increase to 18.00%. Furthermore, due to the cross-default provisions of our senior lending facility with FastPay Partners, LLC, an Event of Default under the Notes would also cause an Event of Default under the FastPay agreement, allowing FastPay to similarly terminate their Agreement with us and require us to repurchase all of our accounts receivable previously sold to them; and

•	Any of the foregoing events could materially and negatively impact the value of our Common Stock and cause our stockholders to lose some or all of their investment.

If the Amendment is approved by the stockholders at the Meeting, the Amendment will become effective upon the filing of the Authorized Shares Amendment with the Secretary of State of the State of Delaware.

The affirmative vote of the holders of a majority of the shares of Common Stock will be required to approve this Authorized Shares Amendment. As a result, abstentions and broker non-votes will have the same effect as negative votes.

THE COMPANY’S BOARD RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” APPROVAL OF THE AUTHORIZED SHARES AMENDMENT OF THE COMPANY’S CERTIFICATE OF INCORPORATION, TO INCREASE THE TOTAL NUMBER OF AUTHORIZED SHARES AND THE TOTAL NUMBER OF AUTHORIZED SHARES OF COMMON STOCK.